The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 26, 2022

Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020,
product supplement no. 4-II dated November 4, 2020 and
underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01 Dated April , 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF due May 2, 2024 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	If the notes are not automatically called, investors will receive uncapped, leveraged exposure of at least 2.00 times any appreciation of the iShares® Expanded Tech-Software Sector ETF at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes will be automatically called if the closing price of the Fund is greater than or equal to the Initial Share Price on the Review Date.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:	The iShares® Expanded Tech-Software Sector ETF (Bloomberg ticker: IGV UF)
Automatic Call:	On the Review Date, if the closing price of one share of the Fund is greater than or equal to the Initial Share Price, the notes will be automatically called for a cash payment plus a call premium amount per note that will be payable on the Call Settlement Date.
Payment if Called:	If the notes are automatically called, you will receive one payment of $1,000 plus a call premium amount equal to at least 17.00%. The actual call premium will be provided in the pricing supplement and will not be less than 17.00%.
Payment at Maturity:	If the notes have not been automatically called and the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by the Upside Leverage Factor. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)
If the notes have not been automatically called and the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 20.00%, you will receive the principal amount of your notes at maturity.
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
Upside Leverage Factor:	At least 2.00. The actual Upside Leverage Factor will be provided in the pricing supplement and will not be less than 2.00.
Contingent Buffer Amount:	20.00%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Pricing Date:	On or about April 29, 2022
Original Issue Date:	On or about May 4, 2022 (Settlement Date)
Review Date*:	May 12, 2023
Call Settlement Date*:	May 17, 2023
Ending Averaging Dates*:	April 23, 2024, April 24, 2024, April 25, 2024, April 26, 2024 and April 29, 2024
Maturity Date*:	May 2, 2024
CUSIP:	48133FVP7
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $968.10 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf

•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $300, a call premium of 17.00% and an Upside Leverage Factor of 2.00, and reflects the Contingent Buffer Amount of 20.00%. The actual call premium and Upside Leverage Factor will be provided in the pricing supplement and will not be less than 17.00% and 2.00, respectively. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Review Date			The notes are not automatically called.
Closing Price of One Share of the Fund on the Review Date	Appreciation/ Depreciation of Fund on Review Date	Total Return on Call Settlement Date	Final Share Price	Fund Return	Total Return
$480.00	60.00%	17.00%	$480.00	60.00%	120.00%
$450.00	50.00%	17.00%	$450.00	50.00%	100.00%
$420.00	40.00%	17.00%	$420.00	40.00%	80.00%
$390.00	30.00%	17.00%	$390.00	30.00%	60.00%
$360.00	20.00%	17.00%	$360.00	20.00%	40.00%
$330.00	10.00%	17.00%	$330.00	10.00%	20.00%
$315.00	5.00%	17.00%	$315.00	5.00%	10.00%
$307.50	2.50%	17.00%	$307.50	2.50%	5.00%
$300.00	0.00%	17.00%	$300.00	0.00%	0.00%
$292.50	-2.50%	N/A	$292.50	-2.50%	0.00%
$285.00	-5.00%	N/A	$285.00	-5.00%	0.00%
$270.00	-10.00%	N/A	$270.00	-10.00%	0.00%
$240.00	-20.00%	N/A	$240.00	-20.00%	0.00%
$239.97	-20.01%	N/A	$239.97	-20.01%	-20.01%
$210.00	-30.00%	N/A	$210.00	-30.00%	-30.00%
$180.00	-40.00%	N/A	$180.00	-40.00%	-40.00%
$150.00	-50.00%	N/A	$150.00	-50.00%	-50.00%
$120.00	-60.00%	N/A	$120.00	-60.00%	-60.00%
$90.00	-70.00%	N/A	$90.00	-70.00%	-70.00%
$60.00	-80.00%	N/A	$60.00	-80.00%	-80.00%
$30.00	-90.00%	N/A	$30.00	-90.00%	-90.00%
$0.000	-100.00%	N/A	$0.000	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: On the Review Date, the price of the Fund increases from the Initial Share Price of $300.00 to a closing price of $307.50. The notes are automatically called.

Because the closing price of one share of the Fund on the Review Date is greater than the Initial Share Price of $300.00, the notes are automatically called and the investor receives a payment at maturity of $1,170.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 17.00%) = $1,170.00

Example 2. The notes are not automatically called on the Review Date, and the price of the Fund increases from the Initial Share Price of $300.00 to a Final Share Price of $315.00.

Because the Final Share Price of $315.00 is greater than the Initial Share Price of $300.00 and the Fund Return is 5.00%, the investor receives a payment at maturity of $1,100.00 per $1,000.00 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00% × 2.00) = $1,100.00

Example 3: The notes are not automatically called on the Review Date, and the price of the Fund decreases from the Initial Share Price of $300.00 to a Final Share Price of $240.00.

Although the Fund Return is negative, because the Final Share Price of $240.00 is less than the Initial Share Price of $300.00 by up to the Contingent Buffer Amount of 20.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 4: The notes are not automatically called on the Review Date, and the price of the Fund decreases from the Initial Share Price of $300.00 to a Final Share Price of $120.00.

Because the Final Share Price of $120.00 is less than the Initial Share Price of $300.00 by more than the Contingent Buffer Amount of 20.00% and the Fund Return is -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the closing price of one share of the Fund is greater than or equal to the Initial Share Price on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium of at least 17.00%. The actual call premium will be provided in the pricing supplement and will not be less than 17.00%.

If the notes are not automatically called, the notes will provide the opportunity to earn an uncapped, leveraged return equal to any positive Fund Return multiplied by the Upside Leverage Factor. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the price of the Fund. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing price of one share of the Fund on the Review Date is greater than or equal to the Initial Share Price, and you will be entitled to a call premium of at least 17.00%. Even in the case where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — If the notes are not automatically called, we will pay you your principal back at maturity if the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount of 20.00%. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE iSHARES® EXPANDED TECH-SOFTWARE SECTOR ETF — The iShares® Expanded Tech-Software Sector ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM (the “Underlying Index”). The Underlying Index measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada, as determined by S&P Dow Jones Indices LLC. For more information about the Fund and the Underlying Index, see “—The Fund” and Annex A in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes,

JPMorgan Structured Investments —	PS- 4
Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF

including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes. Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 20.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Fund from the Initial Share Price to the Final Share Price.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Fund would have.

JPMorgan Structured Investments —	PS- 5
Auto Callable Buffered Return Enhanced Notes Linked to the iShares® Expanded Tech-Software Sector ETF

•	VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the Final Share Price could be less than the Initial Share Price by more than the Contingent Buffer Amount. The Fund’s volatility, however, can change significantly over the term of the notes. The Fund closing price of one share could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes, call premium and Upside Leverage Factor will be provided in the pricing supplement and may be as low as the minimums set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, call premium and Upside Leverage Factor.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the

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original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE iSHARES® EXPANDED TECH-SOFTWARE SECTOR ETF IS SUBJECT TO RISKS ASSOCIATED WITH THE SOFTWARE SECTOR — All or substantially all of the equity securities held by the iShares® Expanded

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Tech-Software Sector ETF are issued by companies whose primary line of business is directly associated with the design, distribution, manufacture and sale of software. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The values of companies that are involved in the software industry, such as application software, systems software and home entertainment software sub-industries, are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation, changes in the prices and availability of raw materials and competition in the software industry, both domestically and internationally, including competition from foreign competitors with potentially lower productions costs. Such companies may also be heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, such companies may face competition for the services of, and difficulties in employing and retaining, qualified personnel.

•	THE iSHARES® EXPANDED TECH-SOFTWARE SECTOR ETF IS SUBJECT TO RISKS ASSOCIATED WITH U.S. AND CANADIAN MARKETS — Investments linked to the value of North American stocks involve risks associated with the securities markets in the relevant countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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The Fund

Public Information

The iShares® Expanded Tech-Software Sector ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM. The S&P North American Expanded Technology Software IndexTM measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada, as determined by S&P Dow Jones Indices LLC.

 The iShares® Expanded Tech-Software Sector ETF is an investment portfolio managed by iShares® Trust. BlackRock Fund Advisors is the investment adviser to the iShares® Expanded Tech-Software Sector ETF. iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Expanded Tech-Software Sector ETF. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The underlying shares of the iShares® Expanded Tech-Software Sector ETF trade on the Cboe BZX under the ticker symbol “IGV.”

 We have derived all information regarding the iShares® Expanded Tech-Software Sector ETF from publicly available information and have not independently verified any information regarding the iShares® Expanded Tech-Software Sector ETF.

Historical Information Regarding the Fund

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 6, 2017 through April 22, 2022. The closing price of one share of the Fund on April 25, 2022 was $311.43.

We obtained the closing prices of the Fund above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be

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incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the iShares® Expanded Tech-Software Sector ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

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Annex A

The iShares® Expanded Tech-Software Sector ETF

We have derived all information contained in this pricing supplement regarding the Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares® Trust and BlackRock Fund Advisors (“BFA”). BFA is currently the investment advisor to the Fund. Information about the Fund is available at www.ishares.com. We do not make any representation that these publicly available documents are accurate or complete. We are not incorporating by reference into this pricing supplement the website or any material it includes.

The Fund is an exchange-traded fund of iShares®, Inc., a registered investment company, that seeks to track investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM (the “Underlying Index”). The Underlying Index is a free float-adjusted market capitalization index that is designed to measure U.S. traded securities in the Global Industry Classification Standard (“GICS®”) application software, systems software, and home entertainment software sub-industries as well as applicable supplementary stocks.

The S&P North American Expanded Technology Software IndexTM

All information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). The Underlying Index is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index is a capped modified market capitalization-based index that measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada, as determined by S&P Dow Jones. The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “SPNASEUP.”

Underlying Index Composition and Construction

The Underlying Index is comprised of the constituents of the S&P North American Technology Software IndexTM (the “Parent Index”) and eligible “Supplementary Stocks” (as defined below). S&P Dow Jones assigns constituents to the Parent Index based on the constituent’s classification under the Global Industry Classification Standard (“GICS®”). The Parent Index is a capped modified market capitalization-based index that measures the performance of the GICS® application software, systems software and home entertainment software sub-industries.

Supplementary Stocks include the common stock of Activision Blizzard, Inc., the common stock of Electronic Arts Inc., the Class A common stock of Snap Inc., the common stock of Take-Two Interactive Software, Inc. and the Class A common stock of Zynga Inc. If a Supplementary Stock is not included in the list of eligible GICS® classifications but otherwise meets all eligibility criteria of the Parent Index, it will be included in the Underlying Index. For information about the eligibility criteria of the Parent Index, please see “Parent Index Eligibility Criteria” below.

Parent Index Eligibility Criteria

To be eligible for inclusion in the Parent Index, the company must be a member of either the S&P Total Market Index (the “S&P TMI”) or the S&P/TSX Composite Index (the “S&P TSX”).

•	The S&P TMI offers broad market exposure to companies of all market capitalizations, including all U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TMI.
•	The S&P TSX is a broad market measure for the Canadian equity markets and includes common stocks and income trust units. Canadian companies included in the S&P TSX must meet minimum market capitalization requirements based on their volume weighted average prices on the Toronto Stock Exchange.

Other eligibility criteria include:

•	Exchange Listing. The company’s stock must trade on the NYSE, the Nasdaq, or Cboe. Only actual common shares outstanding are eligible for inclusion. Canadian companies with common shares listed on the above exchanges are eligible for inclusion, but American Depositary Receipts are not eligible.
•	Market Capitalization. At each reconstitution, companies must have full market capitalization above their sector capitalization cutoff of US$ 1.4 billion as of the reconstitution reference date to be added to the Parent Index. These cutoffs are subject to change depending on market requirements. Current constituents with a full market capitalization below 50% of their sector capitalization cutoff are removed.
•	Liquidity. Stocks must have a liquidity ratio greater than 30%. The liquidity ratio is defined as the annualized dollar value traded over the previous six months divided by the average full market capitalization over the previous six months. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have six months of trading history. If a stock has been trading for fewer than six calendar months but more than 22 trading days, the stock’s average daily share volume for its entire trading history is used to calculate its liquidity ratio. Current constituents of the Parent Index with a liquidity ratio less than 15% based, on annualized dollar value traded for the prior six calendar months, are removed.

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•	Public Float. Companies with float below 20% are not eligible (10% for current constituents).

•	Sector Classification. Companies classified under the GICS® application software, systems software and home entertainment software sub-industries are eligible.

•	Minimum Constituent Count. At each quarterly rebalancing, if the constituent count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-constituent in the eligible universe is added until the constituent count reaches 22.

•	Multiple Classes of Stock. All publicly listed multiple share class lines are eligible for inclusion in the Parent Index, subject to meeting the eligibility criteria.

Additions and Deletions to the Underlying Index

Additions to the Parent Index are added to the Underlying Index simultaneously. With the exception of the Supplementary Stocks, constituents removed from the Parent Index are removed from the Underlying Index simultaneously. If a Supplementary Stock is removed from the S&P TMI, it is removed from the Underlying Index simultaneously.

Underlying Index Capping Methodology

The following procedure is used to ensure that no Underlying Index constituent weighting exceeds the pre-defined maximum weight as of the rebalancing reference date:

1.	The reference date for pricing is the second Thursday of March, June, September, and December.

2.	With prices reflected on the pricing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization.

3.	If any company’s weight exceeds 8.5%, that company’s weight is capped at the maximum level and all excess weight is proportionally redistributed to all uncapped companies within the Underlying Index. If, after this redistribution, any company breaches the weight cap, the process is repeated iteratively until no company breaches the company capping rule.

4.	Then, the aggregate weight of the companies in the Underlying Index with a weight greater than 4.5% cannot exceed 45%. These caps are set to allow for a buffer below the respective 5% and 50% limits.

5.	If the rule in step 4 is breached, all the companies are ranked in descending order of their weights and the company with the lowest weight that causes the 45% limit to be breached is reduced either until the rule in step 4 is satisfied or its individual weight falls to 4.5%.

6.	This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any stock that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until step 4 is satisfied or until all stocks are greater than or equal to 4.5%.

Calculation, Maintenance and Governance of the Underlying Index

Membership in the Underlying Index is reviewed semi-annually, effective after the market close on the third Friday of June and December, respectively. The reconstitution reference date is after the market close of the last trading date of the previous month. The Underlying Index is calculated, maintained and governed using the same methodology as the S&P U.S. Indices described in the accompanying underlying supplement, subject to the capping methodology and other provisions described above. For additional information about the calculation, maintenance and governance of the S&P U.S. Indices, please see “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement.

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